BTQ Technologies Announces the Award of Academic Grants from Mitacs

● Grant Awards: BTQ Technologies is eligible to receive up to C$435,000 in awards from the Mitacs Accelerate program. These grants will help deepen BTQ's IP portfolio and accelerate commercialization.

● Project Collaboration: The Mitacs Accelerate project, supervised by Prof. Guang Gong at the University of Waterloo, focuses on efficient zero-knowledge proof-based post-quantum digital signature schemes and aims to investigate the efficiency and commercial implementation of Preon.

Vancouver, British Columbia, August 6, 2024, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the receipt of a major funding award that will complement the company's existing IP portfolio in the post-quantum space. BTQ plans to continue pursuing additional research and development grants and collaborations to expand its presence in Canada's vibrant quantum and cybersecurity ecosystems.

In May 2024, BTQ received approval for its Mitacs Accelerate project titled "Enabling Efficient Zero-Knowledge Proofs-Based Post-Quantum Digital Signature Schemes." The project, supervised by Prof. Guang Gong from the Department of Electrical and Computer Engineering at the University of Waterloo, is set to continue until July 2026.

With the rapid development of quantum computers, the U.S. National Institute of Standards and Technology (NIST) has issued a National Security Memorandum to ensure the timely and equitable transition of cryptographic systems to quantum-resistant cryptography by 2035. This initiative urges the direct implementation of post-quantum cryptographic (PQC) algorithms in all layers of protection mechanisms for new digital systems. The goal of this project, jointly led by BTQ and the University of Waterloo, is to investigate the efficiency and commercial implementation of Preon, one of the candidates in NIST's Additional Digital Signature Schemes Round 1 for the PQC Standardization Process, submitted by BTQ in July of last year.

Guang Gong, the project lead, Professor in the Department of Electrical and Computer Engineering, University Research Chair, and IEEE Fellow, commented on the collaboration: "I am very glad to receive this Mitacs grant with our industrial partner HH-BTQ. The project aims to investigate the efficiency and implementation of Preon (submitted to NIST 2023), a post-quantum digital signature scheme based on the Aurora zero-knowledge non-interactive argument of knowledge (zkSNARK) proof system and the AES circuit for optimized signing and verification processes. This collaborative environment will provide graduate students and post-doctoral fellows with rich research experiences and in-depth exposure to cutting-edge industrial research and development."

About Mitacs

Mitacs empowers Canadian innovation through effective partnerships that deliver solutions to the world's most pressing problems. By driving economic growth and productivity, Mitacs creates meaningful change to improve the quality of life for all Canadians. Founded in 1999, Mitacs has grown beyond its origins in mathematics. Today, the organization supports a range of disciplines, from STEM to social innovation. With close to 400 employees and offices in Ottawa, Montréal, Toronto, and Vancouver Mitacs is an integral part of Canada's innovation ecosystem.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive. Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate.

Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.